Mail Stop 4561

October 8, 2008

VIA USMAIL and FAX (310) 255-4560

Mr. Thad Brown
Chief Financial Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue, 2nd Floor
Santa Monica, California 90401

      Re: Anworth Mortgage Asset Corporation
              Form 10-K as of December 31, 2007
              Filed on March 12, 2008
              File No. 001-13709

Dear Mr. Thad Brown:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Cicely LaMothe
                        Branch Chief